Exhibit 99.1

Pyxis Tankers Announces Date for the Release of Fourth Quarter 2015 Results and Related Conference Call and Webcast, Receipt of NASDAQ Bid Price Deficiency Notice and Launch of its Updated Website

Maroussi, Greece, February 26, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced the following items:

Date of Earnings Release.  We will issue our unaudited financial results for the three months and year ended December 31, 2015 after the close of the market in New York on Wednesday, March 2, 2016.  We will host a conference call to discuss the results at 4:30 pm Eastern Time that same day.

Conference Call Details:

Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 60199938

A telephonic replay of the conference call will be available until the close of business on March 9, 2016 by using the following dial-in information:

U.S. Toll Free:	• +1 (800) 585-8367
U.S. Toll/International:	• +1 (404) 537-3406
Conference ID:	• 60199938

Webcast:

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com).  Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast.  An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The NASDAQ Deficiency Notice.  We received a deficiency notice from The NASDAQ Stock Market, Inc., on February 23, 2016 stating that, for a period of 30 consecutive trading days, our shares closed below the minimum bid price of $1.00 per share as required for continued listing on The NASDAQ Capital Market. In accordance with the notice, we will have until August 22, 2016, or 180 calendar days from the date of the notice, to regain compliance with the exchange’s continued listing requirements regarding the minimum closing bid price rule (Marketplace Rule 5550(a)(2)).

If we are unable to demonstrate compliance with these continued listing requirements on or before August 22, 2016, we may be eligible for additional time to regain compliance with the exchange’s continued listing requirements. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.  However, if it appears to the NASDAQ Staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, the NASDAQ Staff would provide notice that our shares will be subject to delisting. At that time, we would also be permitted to appeal the delisting determination to a hearing panel.

If at any time before August 22, 2016, the closing bid price of our shares is at least $1.00 per share for a minimum of 10 consecutive trading days, the NASDAQ staff will provide written notification that we are in compliance with the minimum closing bid price requirements and the matter will be closed.

We are currently reviewing options to meet the requirements for continued listing on The NASDAQ Capital Market. This notice will have no effect on the operations of our business, and we will take all reasonable measures to regain compliance with the exchange.

Launch of Updated Website.  We are delighted to announce that we recently launched an updated and expanded website (http://www.pyxistankers.com) that includes features that we believe would be of interest to our shareholders and others.  The website now contains a greater level of detail concerning our strategy, operations and growth prospects.  Additionally, investors and other interested parties can sign up to receive email alerts regarding important corporate developments.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and experienced management team, whose interests are aligned with those of our shareholders.

Forward Looking Statements.

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. In particular, this press release contains forward-looking statements about the prospects of our regaining compliance with the continued listing standards of NASDAQ.  We cannot assure you that we will be able to do so and cannot predict whether, if that occurs, it will have a negative impact on our share price, business or reputation.  As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website http://www.pyxistankers.com.

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0100

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.